UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overture Acquisition Corp.
(Name of Issuer)
Ordinary Shares, $0.0001 par value
(Title of Class of Securities)
G6830P100
(CUSIP Number)
Craig Hawley, Esq. General Counsel Jefferson National Financial Corp. 9920 Corporate Campus Drive Suite 1000 Louisville, KY 40023 (866) 667-0564
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferson National Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,674,800

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,674,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.26%

14		TYPE OF REPORTING PERSON IC

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferson National Financial Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,674,800

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,674,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.26%

14		TYPE OF REPORTING PERSON HC

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: David Smilow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,674,800

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,674,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.26%

14		TYPE OF REPORTING PERSON HC1

________________________________________
1 David Smilow controls 62.5% of the outstanding stock of Jefferson National Financial Corp. (“JNF”), the parent company of Jefferson National Life Insurance Company, through the voting power of JNF Holding Company, Inc., a 32.16% owner of JNF and an entity controlled by David Smilow, Inviva, LLC, a 16.71% owner of JNF and an entity controlled by David Smilow, and Inviva, Inc., a 10.72% owner of JNF and an entity controlled by David Smilow.

CUSIP NO.:  G6830P100

This Amendment No. 1 (“Amendment No. 1”) relates to the Schedule 13D filed with the Securities and Exchange Commission on January 15, 2010 (the “Original Statement”), relating to the Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”) of Overture Acquisition Corp. (the “Company”).  The principal executive offices of the Company are located at Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

This Amendment No. 1 amends Items 3, 4, and 5 of the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On January 20, 2010, JNL purchased 900,000 Ordinary Shares of the Company on the open market using working capital of JNL at the price of $10.04 per share.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

It is anticipated that all such shares of the Company purchased by JNL will be voted in favor of the Transaction at the extraordinary general meeting of the Company’s shareholders which was adjourned to January 29, 2010.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) As of the date hereof, the Filing Persons beneficially own, in the aggregate, 2,674,800 Ordinary Shares of the Company, representing approximately 14.26% of the Company’s Outstanding Shares (based up on 18,750,000 shares stated by the Company to be outstanding as of November 9, 2009 in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2009).

(b) JNL beneficially and directly owns 2,674,800 Ordinary Shares of the Company and has sole voting power and sole dispositive power with regard to such shares, except to the extent that the other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such shares.

JNF and David Smilow, by virtue of their relationships to JNL (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own, the Ordinary Shares that JNL directly and beneficially owns.

CUSIP NO.:  G6830P100

(c)  Except for the transactions described in the Original Statement and in this Amendment No. 1, there have been no other transactions in the class of securities that were effected during the past sixty days by the Filing Persons.

(d)  Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Filing Persons.

(e)   Not applicable.

CUSIP NO.: G6830P100

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: CEO

JEFFERSON NATIONAL FINANCIAL CORP.

By:	/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: CEO

/s/ David Smilow
DAVID SMILOW

Dated:  January 28, 2010